EXHIBIT 99.1

Cronos Group Establishes New Growth Opportunity in the United States with Acquisition of Hemp-Based Products Platform

TORONTO, Aug. 02, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that it has entered into a definitive agreement to acquire four of Redwood Holding Group, LLC’s operating subsidiaries (collectively, “Redwood”).

Redwood manufactures, markets and distributes hemp-derived cannabidiol (CBD) infused skincare and other consumer products online and through retail and hospitality partner channels in the United States under the brand, Lord Jones™. Redwood’s products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant.

Redwood was co-founded in 2017 by Robert Rosenheck and Cindy Capobianco. Following the close of the transaction, Mr. Rosenheck and Ms. Capobianco will join Cronos Group and continue to lead the development of the Redwood platform with the support of the current team, brand names and operating locations remaining in place.

“Rob and Cindy have built a differentiated, best-in-class platform with hemp-based CBD formulations that stand for quality and consistency. Our goal is to preserve the integrity of all Rob and Cindy have created, while also learning from them and leveraging Cronos Group’s resources to capitalize on the significant demand for skincare and other consumer products derived from hemp. Leading the industry forward responsibly and being a part of the conversation with industry stakeholders remains a top priority for Cronos Group in this evolving area,” said Mike Gorenstein, Cronos Group’s Chairman, President and Chief Executive Officer.

“The inspiration for our company was simple, we wanted to create a brand we wished we could buy as adult consumers,” said Mr. Rosenheck. “We chose Cronos Group because they share our vision and values and will help us continue our mission. We are incredibly proud of our team and grateful to our customers who are responsible for our success. Cindy and I look forward to working with Cronos Group to further extend the love and enthusiasm for our products.”

Under the terms of the agreement, Cronos Group will acquire Redwood for approximately USD $300 million, net of Redwood’s estimated cash and debt and subject to a customary working capital adjustment as described in the agreement. USD $225 million of the total consideration (subject to the foregoing adjustments) will be paid in cash with the balance paid in newly issued Cronos Group common shares. Cronos Group will fund the cash portion of the transaction with cash on hand.

The transaction is expected to close in the third quarter of 2019, subject to customary closing conditions and regulatory approvals. Further information regarding the transaction is included in Cronos Group’s material change report with respect thereto, available at www.sedar.com, and in its corresponding Form 6-K, available at www.sec.gov/edgar.

Advisors

Perella Weinberg Partners LP is financial advisor to Cronos Group, and Sullivan & Cromwell LLP and Blake, Cassels & Graydon LLP serve as legal counsel. Lazard Ltd. is financial advisor to Redwood Holding Group, LLC, Jeffrey D. Segal, A Professional Corporation and Kirkland & Ellis LLP serve as legal counsel.

About Cronos Group Inc.
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the completion of the transaction and timing thereof, the receipt of the necessary regulatory approvals required for completion of the transaction, the anticipated benefits of the acquisition, the ability of the Company to continue, consistent with applicable law,  to develop, manufacture, distribute and sell hemp-based products in the United States and internationally, the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties (including the application of State and federal law to CBD products and the scope of any regulations by the FDA over CBD products) and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cronos Group:
Investor Relations Contact:
Anna Shlimak
Tel: (416) 504-0004
investor.relations@thecronosgroup.com

Media Contact:
Barrett Golden, Adam Pollack or Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Tel: (212) 355-4449